UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Enlight Announces the Financial Close for Project Quail Ranch

Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) announces that the Company has entered into a debt financing (the “Debt Financing”) for its Quail Ranch project (the “Project” or “Quail Ranch”), located outside Albuquerque, New Mexico, USA.

As part of the Debt Financing, Enlight, through its subsidiary, Clenera Holdings LLC, has secured construction financing commitments with a consortium of four leading global banks including, BNP Paribas Securities Corp, Crédit Agricole, Natixis Corporate & Investment Banking, and Norddeutsche Landesbank Girozentrale (Nord/LB), totaling $243 million. Upon the Project’s commercial operation date (“COD”), part of the construction loan is expected to convert into a $120 million term loan with the rest of the construction loans expected to be repaid with tax equity. The term loan is structured with an amortization tenor of 25 years and is to be fully repaid 5 years from the Project’s COD (mini perm). The loans are subject to an all-in interest rate of 5.5%-6.0%. The Company serves as the parent guarantor for certain obligations as defined under the financing agreements. The Project has a 20-year busbar power purchase agreement for the solar generation and energy storage capacity with the Public Service Company of New Mexico (“PNM”). The Company expects to conclude a tax equity transaction during 2025, noting that the Project has met the terms required to achieve safe harbor status for beginning of construction. The Company expects the Project to be eligible for the 10% Energy Community Bonus Credit.

The tables below summarize the Project’s financial information as expected at COD:

Total Project cost[1]	Term debt	Estimated tax equity proceeds[2]
$265-310 million	$120 million	$135-155 million

Total Project cost net of tax equity	Projected revenues in first full year	Projected EBITDA in first full year[3]
$130-155 million	$22-24 million	$17-19 million

Quail Ranch consists of 128 MW solar generation and 400 MWh of energy storage capacity. The Project is expected to reach COD towards the end of 2025. Construction at the 506-acre site has already begun, and all procurement contracts have been signed.

Non-IFRS Financial Measures

This filing presents EBITDA, which is a non-IFRS financial measure. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools.

1 Reflects Project cost giving effect to the US tariffs recently announced, based on the Company’s best estimates using current available information. Actual Project costs could be materially different based on final tariffs and the Company’s mitigation efforts.
2The estimated tax equity proceeds include the value of the ITC and 85% of the PTC. The remaining PTC will be paid annually to the Company, based on actual production, over the initial 10 years of the Project’s operation and is expected to total $12m. The estimated tax equity proceeds assume a tax equity partnership structure, 99% of tax benefits and 10%-20% of EBITDA for 10 years will be transferred to the tax partner. Expected tax equity is estimated to account for approximately 50% of total Project cost, in every scenario within the specified range provided.
3 EBITDA is a non-IFRS financial measure. This figure represents EBITDA from the sale of electricity and excludes all expected ITC and PTC proceeds as well as the impact of a potential tax equity transaction.

Incorporation by Reference

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Project, plans, projections, predicted or anticipated future results, the PPA and the related interconnection agreement and lease option, and the completion timeline for the Project, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; the impact of tariffs on the cost of construction (and our ability to mitigate such impact); construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.
Date: April 14, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel